MICHAEL A. BROWN PARTNER	September 29, 2014	EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Registration Statement on Form 8-A for Dermira, Inc. (the “Company”)

Ladies and Gentlemen:

Enclosed on behalf of the Company for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the Company’s Registration Statement on Form 8-A (the “Registration Statement”), for the purpose of registering the Company’s common stock, par value $0.001 per share, under Section 12(b) of the Exchange Act.  The signature page was manually executed prior to the time of this electronic filing and will be retained by the Company for five years.

In addition, the Company hereby requests that the Registration Statement be declared effective concurrently with the Company’s Registration Statement on Form S-1 (File No. 333-198410), which was initially filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, on August 27, 2014, and as subsequently amended.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Morgan R. Casey, Esq. at (415) 875-2448.

Sincerely,

/s/ Michael A. Brown

Michael A. Brown

Thomas G. Wiggans, Chief Executive Officer

Andrew L. Guggenhime, Chief Operating Officer and Chief Financial Officer

Dermira, Inc.

Douglas N. Cogen, Esq.

Morgan R. Casey, Esq.

Fenwick & West LLP